FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the “Company” or “Platinum Group”)
788 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone: (604) 899-5450 Facsimile: (604) 484-4710

ITEM 2.	DATE OF MATERIAL CHANGE

October 16, 2017

ITEM 3.	NEWS RELEASE

A news release was disseminated on October 16, 2017 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) announced that Impala Platinum Holdings Ltd. (IMP:JSE) (“Implats”) has entered into definitive agreements (the “Implats Transaction”) with Platinum Group, the Japan Oil, Gas and Metals National Corporation (“JOGMEC”), Mnombo Wethu Consultants (Pty) Ltd. (“Mnombo”), and Waterberg JV Resources Proprietary Ltd. (“Waterberg Resources”), whereby Implats will, subject to Reserve Bank approval and other closing conditions:

1.	Immediately purchase a 15.0% interest in the Waterberg Project for US$30.0 million (the “Initial Purchase”);

2.	Have the option to increase its stake to 50.01% through additional purchases and earn-in arrangements totaling US $166.0 million following the completion of a Definitive Feasibility Study (“DFS”); and

3.	Have a right of first refusal to smelt and refine Waterberg concentrate.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

MKT) (“Platinum Group” or the “Company”) announced that Impala Platinum Holdings Ltd. (IMP:JSE) (“Implats”) has entered into definitive agreements (the “Implats Transaction”) with Platinum Group, the Japan Oil, Gas and Metals National Corporation (“JOGMEC”), Mnombo Wethu Consultants (Pty) Ltd. (“Mnombo”), and Waterberg JV Resources Proprietary Ltd. (“Waterberg Resources”), whereby Implats will, subject to Reserve Bank approval and other closing conditions:

1.           Immediately purchase a 15.0% interest in the Waterberg Project for US$30.0 million (the “Initial Purchase”);

2.           Have the option to increase its stake to 50.01% through additional purchases and earn-in arrangements totaling US $166.0 million following the completion of a Definitive Feasibility Study (“DFS”); and

3.           Have a right of first refusal to smelt and refine Waterberg concentrate.

JOGMEC will retain certain metal marketing rights to final metal related to the project. Platinum Group would retain a 31.96% direct and indirect interest in Waterberg Resources if Implats were to exercise its full option.

The Waterberg Project has a number of highly attractive characteristics as a low-cost, shallow, bulk mineable project with significant scale and growth potential. The participation of Implats, the world’s second largest platinum producer with fully integrated mine to market operations, represents a significant step in the advancement of the Waterberg Project towards potential development and production.

R. Michael Jones, CEO of Platinum Group said, "We are extremely excited about the participation of Implats in the Waterberg Project. Implats will be fully involved in the Waterberg DFS and the fully integrated nature of Implats’ business also offers a clear potential roadmap to market for Waterberg production. It is very satisfying to see the Waterberg discovery recognized and advanced by Implats.”

Current Platinum Group Element (“PGE”) probable reserves at the Waterberg Project (100%) are 12.3 million ounces, comprising 61% palladium, 30% platinum, 8% gold and 1% rhodium plus 191 and 333 million pounds of copper and nickel respectively. (See the technical report dated October 19, 2016 and filed on SEDAR titled “Independent Technical Report on the Waterberg Project Including Mineral Resource Update and Pre-Feasibility Study”.) Much of the Waterberg project area remains to be drilled and assessed. The Waterberg deposit remains open down dip and along strike.

Initial Purchase – 15% for US $30 Million Cash

Implats has agreed to purchase an aggregate 15.0% equity interest in Waterberg Resources. Platinum Group is to sell an 8.6% interest for US $17.2 million and JOGMEC a 6.4% interest for US $12.8 million. From its US $17.2 million in proceeds, the Company will commit US $5.0 million towards its pro rata share of remaining DFS costs. Implats will also contribute an estimated US $1.5 million for its 15.0% pro rata share of DFS costs. The Initial Purchase is subject to several customary conditions precedent and is expected to close within 10 business days. Following the Initial Purchase, Platinum Group will hold a direct 37.05% equity interest, JOGMEC a 21.95% equity interest and Black Economic Empowerment partner Mnombo will maintain a 26.0% equity interest. Platinum Group holds a 49.9% interest in Mnombo, bringing its overall ownership in the project directly and indirectly to 50.02% after the Initial Purchase.

The Initial Purchase does not effect a change of control of the Waterberg Project and an approval by the South African Department of Mineral Resources under Section 11 of the Mineral Resources and Petroleum Development Act is not required at this time.

Purchase and Development Option

Upon completion of the DFS, Implats will have an option for 90 days to review the DFS and elect to exercise an option to increase its interest to up to 50.01% in Waterberg Resources (the “Purchase and Development Option”). If Implats exercised the Purchase and Development Option to increase its holding to 50.01%, this would be executed by purchasing an additional 12.195% equity interest from JOGMEC for US $34.8 million, and making a firm commitment to an expenditure of US $130.0 million in development work.

Following an election to go to a 50.01% project interest as described above, Implats will have another 90 days to confirm the salient terms of a Development and Mining financing for the Waterberg Project, including a signed financing term sheet, subject only to final credit approval and documentation. After exercising the Purchase and Development Option, Implats will control Waterberg Resources.

Should Implats complete the increase of its interest in Waterberg Resources to 50.01% pursuant to the Purchase and Development Option, Platinum Group would retain a 31.96% direct and indirect interest in Waterberg Resources and all of the project partners would be required to participate pro-rata.

The transaction agreements also provide for the transfer of equity and the issuance of additional equity to one or more broad based black empowerment partners, at fair value.

If Implats does not elect to complete the Purchase and Development Option and the Development and Mining Financing, Implats will retain a 15.0% project interest and Platinum Group will retain a 50.02% direct and indirect interest in the project.

Implats Offtake Right and JOGMEC Marketing Rights

Upon completion of the Initial Purchase, Implats will also have acquired a right of first refusal to enter into an offtake agreement, on commercial arms-length terms, for the smelting and refining of mineral products from the Waterberg Project. JOGMEC will retain a right to receive platinum, palladium, rhodium, gold, ruthenium, iridium, copper and nickel in refined mineral products at the volume produced from the Waterberg Project.

JOGMEC Director Shuichi Miyatake said “We are very pleased to move Waterberg from exploration forward with Implats and retain the potential for security of supply of a significant volume of strategic PGEs for Japan.”

Definitive Feasibility Study Scope Agreed

Following a technical review of the October, 2016 Pre-Feasibility Study (“PFS”) and DFS scope documentation, along with tendering documents, Implats, JOGMEC, Mnombo and Platinum Group (as operator of the Waterberg Project) have agreed to the detailed scope of work for the DFS. The DFS will investigate two options - a 600,000 tonne per month mine (744,000 ounces PGEs per year) as outlined in the PFS, and a second lower capital option at 250,000 to 350,000 tonnes per month. The selection of the DFS team has also been agreed and tenders will be confirmed for the engineering groups following the closing of the Initial Purchase.

Transaction Rationale

Platinum Group believes that Implats’ participation in the Waterberg Project offers a mine to market solution. Implats has decades of mining experience in Southern Africa as well as corporate expertise for integrated mining, smelting and refining operations, community development and government relations. Implats’ participation at Waterberg will materially reduce the capital commitment for JOGMEC and Platinum Group. In addition, Implats’ participation and structuring of financing for the project should assist in more efficient capital raising during project construction. Platinum Group believes that Implats’ participation in the Waterberg Project and its integrated business model, including smelting, refining and metal marketing, provides good potential for an efficient and complete mine to market solution for the Waterberg Project.

Macquarie Capital and BMO Capital Markets are acting as the Company's financial advisors with regard to the Implats Transaction.

Lender Approvals and Credit Update

The secured lenders to Platinum Group, Sprott Resource Lending Partnership, among other lenders (“Sprott”) and Liberty Metals & Mining Holdings, LLC (“LMM”), have provided their consent to the Implats Transaction, which consent is conditional on the satisfaction of certain conditions by the Company.

Sprott and LMM have also agreed to terms and conditions, upon completion of which, they will provide their consent to the sale of the Maseve Mine to Royal Bafokeng Platinum Limited (“RBPlat”) (see news release dated September 6, 2017). The Company and RBPlat are in process to complete required regulatory filings, legal agreements, procedures, etc. which are required for closing and which will also satisfy Sprott and LMM’s requirements. RBPlat paid a deposit of Rand 41.37 million (US $3.0 million) into escrow on October 9, 2017.

Sprott has also agreed to provide the Company up to a US $5.0 million bridge loan (the “Bridge Loan”) to provide working capital as may be required up until the closing of the Initial Purchase.

The Company has agreed with Sprott and LMM to a specific use of the Company’s US $17.2 million in proceeds from the Initial Purchase, including: (i) repayment of any principal or fees related to the Bridge Loan, (ii) payment of certain outstanding payables and general administrative expenses (including certain transaction fees related to the Implats Transaction), (iii) care and maintenance costs of the Maseve Mine during the sale closing period, and (iv) the Company’s US $5.0 million share of planned DFS costs. The Company is to place approximately US $7.0 million in a reserve account for dedication to the costs described at items (ii) and (iii) above. Proceeds from the Maseve Sale Transaction are to be used first to repay Sprott (US $40.0 million) and second to partially repay LMM (approximately US $33.0 million).

In consideration for LMM’s consent to the Implats Transaction, the Company has agreed to, among other things, do the following:

1.           Deliver an amendment to the second lien LMM facility agreement prior to the closing of the Implats Transaction which will, among other things,: (a) amend the term of the LMM Facility to mature the later of September 30, 2018 and four months after the closing of the first stage of the Maseve Sale Transaction (closing expected before December 31, 2017); (b) require that 60% of net proceeds raised by the Company in an equity financing of over US $500,000 be used for repayment of outstanding loan facilities; and (c) add additional events of default for failing to be listed on the TSX, material breaches under material agreements and a decrease in its equity ownership in Waterberg Resources beyond the decrease to occur as a result of the Implats Transaction.

2.           Raise US $20.0 million in debt and or equity within 30 days of the first lien facility due to Sprott being repaid (expected to be repaid before December 31, 2017) and raise a further US $10.0 million in debt and or equity by June 30, 2018. Proceeds in each instance are to repay and discharge amounts due firstly to Sprott and secondly to LMM.

3.           Deliver an amendment to the production payment agreement between LMM and the Company by October 17, 2017 pursuant to which a termination fee for the Maseve Mine production payment obligation due to LMM can be settled by payment of US $15.0 million by March 31, 2018 or US $25.0 million thereafter.

In consideration for Sprott providing the Bridge Loan and Sprott’s consent to the Implats Transaction and the Maseve Sale Transaction, the Company has delivered an amendment to the first lien Sprott facility agreement which: (a) amends the term of the loan to mature on earlier of (i) January 31, 2018 and (ii) ten days after the closing of the Maseve Sale Transaction; (b) requires that 60% of net proceeds raised by the Company in an equity financing of over US $500,000 be used for repayment of outstanding loan facilities; and (c) adds events of default for failing to be listed on the TSX, material breaches under material agreements and a decrease in equity ownership in Waterberg Resources beyond the decrease to occur as a result of the Implats Transaction.

About Impala Platinum Holdings Limited

Impala Platinum Holdings Limited is one of the world’s foremost fully integrated producers of platinum and associated PGEs. The group produces approximately a quarter of the world's supply of primary platinum. Implats produced 1.44 million ounces of platinum and 2.91 million ounces of PGEs in FY2016. Implats’ operations are located on the Bushveld Complex in South Africa and the Great Dyke in Zimbabwe, the two most significant PGE-bearing ore bodies in the world. In Southern Africa Implats is structured around five main operations namely Impala, Zimplats, Marula, Mimosa and Two Rivers with headquarters based in Johannesburg, South Africa.

About the Waterberg PGM Project

The 2016 independent PFS outlined Waterberg as one of the largest, lowest cost undeveloped PGM assets globally. In the PFS, Waterberg is designed to be a low cost, multi-decline, fully mechanized, mining complex along an initial 13 km deposit strike length with two 300,000 tonne per month mills built in close sequence. Steady state production is modelled at 744,000 ounces 4E with an 18-year mine life. The DFS underway will study the PFS mining scale and a potentially smaller scale, lower capital option for development. Probable reserves at Waterberg (details below) are 12.3 million ounces of palladium, platinum rhodium and gold). The deposit starts at approximately 150m from surface, to be developed with decline ramps and remains open for expansion with significant resources yet to be converted to reserves.

Sixty one percent of Waterberg reserves and resources of PGMs are palladium. Auto preferences recently have supported a robust palladium market.

Reserve Details (100% Project Basis)

Prill Split					Grade
Zone	Pt	Pd	Au	Rh	Cu	Ni
	%	%	%	%	%	%
T-Zone	29	49	21	1	0.16	0.08
F-Zone	30	64	5	1	0.07	0.16

Probable Mineral Reserve at 2.5 g/t 4E Cut-off– Tonnage and Grades

Waterberg Probable Mineral Reserve – Tonnage and Grades
Zone	Mt	Cut-off grade (g/t)	Pt (g/t)	Pd (g/t)	Au (g/t)	Rh (g/t)	4E (g/t)	Cu (%)	Ni (%)
T-Zone	16.5	2.5	1.14	1.93	0.83	0.04	3.94	0.16	0.08
F-Zone	86.2	2.5	1.11	2.36	0.18	0.04	3.69	0.07	0.16
Total	102.7	2.5	1.11	2.29	0.29	0.04	3.73	0.08	0.15

Probable Mineral Reserve at 2.5 g/t 4E Cut-off– Contained Metal

Waterberg Probable Mineral Reserve – Contained Metal
Zone	Mt	Pt (Moz)	Pd (Moz)	Au (Moz)	Rh (Moz)	4E (Moz)	4E content (kg)	Cu (Mlb)	Ni (Mlb)
T-Zone	16.5	0.61	1.03	0.44	0.02	2.09	65,097	58.21	29.10
F-Zone	86.2	3.07	6.54	0.51	0.10	10.22	318,007	132.97	303.94
Total	102.7	3.67	7.57	0.95	0.12	12.32	383,103	191.18	333.04

Reasonable prospects of economic extraction were determined with the following assumptions: Metal prices used in the reserve estimate are as follows based on a 3-year trailing average (as at July 31/2016) in accordance with U.S. Securities and Exchange Commission ("SEC") guidance for the assessment of resources and reserves; US$1,212/oz Pt, US$710/oz Pd, US$1229/oz Au, US$984/oz Rh, US$6.10/lb Ni, US$2.56/lb Cu, US$/ZAR15. Smelter payability of 85% was estimated for 4E and 73% for Cu and 68% for Ni. The effective date is October 17, 2016. A 2.5 g/t Cut-off was used and checked against a pay-limit calculation. Independent Qualified Person for the Statement of Reserves is Mr. RL Goosen (WorleyParsons RSA (Pty) Ltd Trading as Advisian). The mineral reserves may be materially affected by changes in metals prices, exchange rates, labor costs, electricity supply issues or many other factors. See Risk Factors in Independent Technical Report 43-101 Effective Date: October 17, 2016 on www.sedar.com and the Company’s Annual Information Form. The reserves are estimated under SAMREC with no material difference to the CIM 2014 definitions in this case.

The estimation of mineral reserves has taken into account environmental, permitting and legal, title, taxation, socio-economic, marketing and political factors. Based on the cut-off grade and a maximum depth cut-off of 1,250 meters the Probable reserve will support an 18-year mine life.

About Platinum Group Metals Ltd.

Platinum Group, based in Johannesburg, South Africa and Vancouver, Canada. Platinum Group and its partners JOGMEC and Mnombo originated the grass-roots exploration that discovered the Waterberg deposit and a new portion of the Bushveld PGM complex in 2011.

Formed in 2002, Platinum Group holds significant mineral rights and large-scale reserves of platinum and palladium in the Bushveld Igneous Complex of South Africa, which is host to over seventy percent of the world's primary platinum production.

Qualified Person

R. Michael Jones, P.Eng., the Company’s President, Chief Executive Officer and a shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and is responsible for preparing technical information contained in this news release. He has verified the data by reviewing the detailed information of the geological and engineering staff and the Independent Qualified Person reports as well as visiting the site regularly.

On behalf of the Board of
Platinum Group Metals Ltd.

For further information contact:

R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE American LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the Implats Transaction, the Maseve Sale Transaction and amendments to the Company’s agreements with its lenders, including the potential to satisfy conditions precedent and consummate all or any part of such transactions as described herein; [changes to black economic empowerment participation in the Waterberg Project;] the anticipated benefits of the Implats Transaction and Implats’ participation in the Waterberg Project; the Company’s intended use of proceeds derived from the Implats Transaction; the projections contained in the PFS; the anticipated timing and potential contents of the DFS; potential offtake agreements; the Company’s plans following the Implats Transaction; cost estimates; potential settlement or restructure of the Company’s debts; the Company’s ability to obtain further funding; the potential economics of the Waterberg Project, if developed; the Company’s key objectives; and the Company’s plans and estimates regarding exploration, studies, development, construction, production, cash flows and other activities and developments. Statements of mineral resources and mineral reserves also constitute forward-looking statements to the extent they represent estimates of mineralization that will be encountered on a property and/or estimates regarding future costs, revenues and other matters. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including risks related to indebtedness; risks related to the nature of the Implats Transaction agreements and the completion of conditions precedent to closing of the Implats Transaction; the risks that the terms of the Implats Transaction may change, that the transaction will not close or that the anticipated benefits thereof will not be realized; equivalent risks relating to the Maseve Sale Transaction, together with the risk that the Company may be unsuccessful in negotiating definitive agreements for the Maseve Sale Transaction on favorable terms; Implats may not exercise the Implats Option; the Company’s capital requirements may exceed its current expectations; the uncertainty of cost, operational and economic projections; the ability of the Company to negotiate and complete future funding transactions and successfully settlement or restructure of debt; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities and to effect the relevant transactions and to otherwise comply with all applicable regulatory requirements; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; risks related to contractor performance and labor disruptions; and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company business and potential interest in projects.

Cautionary Note to U.S. and other Investors

Estimates of mineralization and other technical information included or referenced in this press release have been prepared in accordance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash-flow analysis to designate reserves and the primary environmental analysis or the report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as "reserves" under SEC standards. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves; "inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of "contained ounces" in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained or referenced in this press release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

ITEM 6.	RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7.	OMITTED INFORMATION

N/A

ITEM 8.	EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO Phone: (604) 899-5450

ITEM 9.	DATE OF REPORT

October 16, 2017